Exhibit 99.1

Source: Teekay Shipping (Canada) Ltd.

April 29, 2019 23:54 ET

Teekay Corporation Agrees to Sell Remaining Interests in Teekay Offshore to Brookfield for $100 Million

HAMILTON, Bermuda, April 29, 2019 (GLOBE NEWSWIRE) — Teekay Corporation (Teekay or the Company) (NYSE: TK) announced today an agreement to sell to Brookfield Business Partners L.P. (NYSE: BBU)(TSX: BBU.UN), together with its institutional partners (collectively Brookfield), all of the Company’s remaining interests in Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), which includes the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore, for total proceeds of $100 million in cash.

The transaction is expected to be completed in early to mid-May 2019.

“The divestment of our remaining interests in Teekay Offshore is aligned with Teekay’s current strategy to simplify and focus on our core gas and tanker businesses,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “The proceeds from this transaction allow us to further strengthen Teekay Corporation’s balance sheet and credit profile, while significantly enhancing our near-term financial flexibility and range of options to address our near-term bond maturity.”

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and in Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. Teekay (excluding Teekay Offshore) manages and operates total assets under management of approximately $11 billion, comprised of 155 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward Looking Statement

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the expected timing and completion of the transaction with Brookfield and the expected benefits to the Company of such transaction; the Company’s current strategy; and alternatives to address the Company’s upcoming bond maturity. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement, including: satisfaction of customary closing conditions to the transaction; the Company’s ability to implement its current strategy and to repay or refinance its 2020 bonds; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com